OPEN TO THE PUBLIC INVESTING, INC.
(SEC I.D. No. 8-66049)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FILED PURSUANT TO RULE 17A-5(E)(3) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

AS A PUBLIC DOCUMENT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66049

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2021__ AND ENDING __12/31/2021__
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Open to the Public Investing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ■ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Harrison St, 5th FL

(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yifei Wang	646-808-9320	yifei@public.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sikes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Open to the Public Investing, Inc._____, as of December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONDRE STEVEN PERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6368561
Qualified in New York County
My Commission Expires 12 | 15 | 2025

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Stockholder of Open to the Public Investing, Inc. and
Board of Directors of Public Holdings, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Open to the Public Investing, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2022

We have served as the Company's auditor since 2021.

Assets		
Cash	$	4,995,968
Restricted cash		150,030
Receivables from broker-dealer		663,992
Securities owned, at fair value		123,910
Investments in fractional shares held by users, at fair value		46,306,641
Due from affiliate		78,699
Other assets		169,354
Total assets	$	52,488,594
Liabilities and Stockholder's equity		
Accounts payable	$	188,283
Accrued expenses		226,667
Securities sold, not yet purchased, at fair value		91,274
Repurchase obligation for investments in fractional shares held by users, at fair value		46,306,641
Due to affiliate		231,828
Total liabilities		47,044,693
Commitments and contingencies (Note 8)		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid in capital		28,570,933
Accumulated deficit		(23,127,132)
Total Stockholder's equity		5,443,901
Total liabilities and Stockholder's equity	$	52,488,594

The accompanying notes are an integral part of this statement of financial condition.

1.   Operations

Open to the Public Investing, Inc. (the "Company") is a broker-dealer wholly-owned by Public Holdings, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a non-exchange member broker-dealer that acts as an introducing broker for retail users to engage in equity securities transactions through the Company's platform. The Company introduces securities transactions and agency trades to be cleared through a clearing broker on a fully disclosed basis.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any user funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting standards and principles in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair value measurements

The Company applies fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalent

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash held in banks and amounts held primarily in interest-bearing money market accounts. Cash equivalents are carried at cost, which approximates their fair market value.

Restricted cash

Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. The Company is required to maintain restricted cash deposits for merchant processing. These funds are restricted and have been classified as such on the Company's statement of financial condition due to the nature of the restriction.

Concentrations of credit risk

The Company maintains deposits with financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000 for interest and non-interest-bearing accounts, which is applied per depositor, per insured bank for each accounting ownership category. As of December 31, 2021, the Company had $4,682,209 held in financial institutions in excess of the FDIC insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities, predominantly with one counterparty. In the event the counterparty does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty the Company transacts with.

Receivables from broker-dealer

Receivables from broker-dealer include amounts receivable and cash on deposit with the Company's clearing organization counterparty to facilitate the settlement and clearance of transactions executed on the Company's platform.

Promotional programs

The Company owns an inventory of equity securities to be used as promotional rewards for users and new users they refer that open a new account. The securities owned are recorded at their fair value based upon quoted market prices. Shares are derecognized when they are claimed by the user and delivered to the users' account.

Fractional share program

The Company offers fractional share investing which allows users the ability to buy and sell partial shares of equity securities and Exchange Traded Funds ("ETFs"). The Company accepts orders as low as $1.00. When a user places a buy order for a fractional share, the order is rounded up to a whole share and the Company purchases the whole share from the market, with Apex providing the trade execution and clearing services. The Company receives the full share and splits the share between the fraction purchased by the user, which is transferred to the user's account that is held at Apex, and the fraction generated from rounding up to a whole share, which is retained by the Company in its inventory account. Multiple times per day, on a batch basis, the Company aggregates the retained fractional interests and sells whole shares back to the market. This process works in reverse when a user places a sell order with a fractional share.

These transactions result in fractional shares of equity securities held by users. Fractional shares held by users do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by users and a corresponding repurchase obligation for investments held by users in the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

These transactions also result in the Company maintaining an inventory of securities acquired in facilitating the fractional share program. These financial assets are presented as Securities owned in the Company's statement of financial condition. The Company measures its Securities owned and Securities sold, not yet purchased, at fair value at each reporting period.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The guidance in ASC Topic 740 states that an "enterprise shall initially recognize the financial statement effects of a tax position where it

is more likely than not, based on the technical merits, that the position will be sustained upon examination." "More likely than not" for this purpose is defined as a likelihood of greater than 50% based on the facts, circumstances, and information available at the reporting date. The Company has evaluated its tax positions for all open tax years and has concluded that there are no uncertain tax positions at December 31, 2021.

3.   Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). This standard simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted this guidance effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company's statement of financial condition.

Recent Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements not yet adopted that the Company believes are applicable or would have a material impact on the Company's statement of financial condition.

4.   Fair Value Measurements

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, the Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2021, the types of instruments valued based on quoted market prices for the same instrument in active markets include publicly traded stocks owned by the Company. Such instruments are classified within Level 1 of the fair value hierarchy. The Company did not have any instruments classified within Level 2 or Level 3 as of December 31, 2021.

The valuation techniques used for the Company's instruments measured at fair value and their classification in the valuation hierarchy are summarized below:

The following tables summarize the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021:

	December 31, 2021			
	Level 1		Total	
Assets:				
Equity securities – user-held fractional shares	$	46,306,641	$	46,306,641
Equity securities – securities owned		123,910		123,910
Total financial assets:	$	46,430,551	$	46,430,551

	December 31, 2021			
	Level 1		Total	
Liabilities:				
Equity securities – repurchase obligations	$	46,306,641	$	46,306,641
Equity securities – securities sold, not yet purchased		91,274		91,274
Total financial liabilities:	$	46,397,915	$	46,397,915

For the Company's other financial instruments, which consist of cash and cash equivalents, restricted cash, and receivables from broker-dealer it is estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

5.   **Receivables from Broker-Dealer**

Receivables from the Company's clearing organization counterparty totaled $663,992 as of December 31, 2021.

6.   **Affiliate Transactions**

The Company incurred expenses from the Parent including occupancy and access to its trading platform. The Parent also allocates a portion of employee stock-based compensation to the Company, for which the Company records an offsetting liability and reimburses the Parent. In addition, the Parent reimburses the Company for costs incurred for office space and with the Company's clearing organization counterparty. As of December 31, 2021, the net balance due from the Parent was $78,699.

Pursuant to an agreement with an affiliate of the Company, the Company reimburses the affiliate for payroll costs of affiliate employees for the proportion of such employee's total work performed on behalf of the Company. As of December 31, 2021, the balance due to the affiliate was $231,828.

During the year ended December 31, 2021, the Parent contributed $19,500,000 in capital to the Company.

7.   **Income Taxes**

For the year ended December 31, 2021, the effective tax rate differed from the statutory federal rate of 21% primarily due to the impact of valuation allowances placed on the Company's deferred tax assets.

Net deferred tax assets (liabilities) consisted of the following components at December 31, 2021:

	December 31, 2021
Deferred tax assets (liabilities):	
Allowance for doubtful accounts	$ 27,040
Net operating losses	4,705,826
Gross deferred tax assets	4,732,866
Less - valuation allowance	(4,732,866)
Net deferred tax assets (liabilities)	**$ -**

As of December 31, 2021, federal operating losses of approximately $20,961,439 and state operating losses of approximately $4,682,515 were available to offset future taxable income, respectively. As of December 31, 2021 approximately $2,517,763 of federal net operating losses begin to expire in the years ending December 31, 2033, through 2037 and $18,443,676 federal net operating losses have an indefinite life. As of December 31, 2021 the state net operating losses begin to expire in the years ending December 31, 2040 through 2041.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the three-year period ended December 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $4,732,866 has been recorded. Open to the Public Investing, Inc. to the does not have any ongoing or previously completed audits by any Federal or State authorities. Tax years 2018-2020 are still open by statute.

8.   **Commitments & Contingencies**

Legal Proceedings

The Company is not party to any material legal proceedings.

9.   **Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed

party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company had issued no guarantees as of December 31, 2021, or during the year then ended.

10.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2021, the Company's net capital was $5,214,820, which was $4,964,820 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

11.   Subsequent Events

The Company considers events or transactions that occur after the date of the statement of financial condition but prior to the issuance of the statement of financial condition to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated for subsequent events through March 30, 2022, the date this statement of financial condition was issued.

Capital contribution from Parent

Subsequent to the date of the statement of financial condition, the Parent contributed $10,000,000 in capital to the Company.

There have been no additional material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's statement of financial condition as of December 31, 2021.